[redacted]

09042801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 24 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

REPORT FOR THE PERIOD BEGINNING November 1, 2008 AND ENDING October 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

Kansas City (City) | Missouri (State) | 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, CFO/EVP (816) 474-1100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street (Address) | **Kansas City** (City) | **Missouri** (State) | **64105** (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

0908-1084542

OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Executive Vice President

Title

Notary Public

LAURA J BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson C
My Commission Expires: July 1
Commission Number: 0711

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholder's Equity.
X (f) Statement of Changes in Subordinated Liabilities.
X (g) Computation of Net Capital for Broker-Dealers Under Rule 15c3-1.
X (h) Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3.
X (I) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent registered public accounting firm's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Statement of Financial Condition

George K. Baum & Company
SEC File Number: 8-47195
October 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

George K. Baum & Company

Statement of Financial Condition

October 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
George K. Baum & Company

We have audited the accompanying statement of financial condition of George K. Baum & Company (the Company) as of October 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of George K. Baum & Company at October 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
December 22, 2009

George K. Baum & Company

Statement of Financial Condition

October 31, 2009

Assets		
Cash and cash equivalents		$ 11,626,543
Receivables from customers		2,798,856
Receivables from brokers, dealers, and clearing organizations		1,653,909
Securities owned, at fair value:		
U.S. government agency obligations	$ 2,896,478	
State and municipal obligations	25,990,764	
Corporate debt obligations	90,742	
		28,977,984
Fixed assets, net		3,099,211
Prepaids and other assets		5,847,027
		$ 54,003,530
Liabilities and stockholder's equity		
Payables to customers		$ 264,096
Payables to brokers, dealers, and clearing organizations		6,608,662
Accrued compensation and benefits		14,687,479
Payables to affiliates		2,892,670
Other liabilities and accrued expenses		6,593,955
		31,046,862
Subordinated liabilities		3,956,668
Stockholder's equity		19,000,000
		$ 54,003,530

See accompanying notes.

George K. Baum & Company

Notes to Statement of Financial Condition

October 31, 2009

1. Organization

George K. Baum & Company (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which provides a range of investment banking services, is a leading underwriter of tax-exempt securities.

2. Significant Accounting Policies

Revenue Recognition

Securities transactions and related commissions and trading revenues, primarily principal transactions, and expenses are recorded on a trade-date basis. Underwriting revenues are recorded on the closing date of the transactions, net of expenses. Interest income is recorded on the accrual method. Advisory and remarketing fee income is recorded when the services to be performed are completed. Any payments received in advance of the service period are recorded as unearned revenue. As of October 31, 2009, unearned revenue of $878,999 was included in other liabilities and accrued expenses in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on recent trade data. If no recent trade data exist, fair value is based on other relevant factors including dealer price quotations and proprietary valuation pricing models, which take into consideration time value, liquidity, and volatility factors underlying the securities.

2. Significant Accounting Policies (continued)

Receivables From and Payables to Customers, Brokers, Dealers, and Clearing Organizations

Receivables from and payables to customers, brokers, dealers, and clearing organizations include amounts due on security transactions, margin lending, securities failed to deliver, and securities failed to receive. Securities owned by customers, but not fully paid for, are held as collateral against the customer receivables. Such collateral is not reflected in the accompanying financial statements. Included in payables to customers are free credit balances of $264,096.

Prepaids and Other Assets

Prepaids and other assets are comprised principally of the cash value of life insurance contracts owned in connection with the Company's deferred compensation plan and loans to employees. The cash value of these life insurance contracts are invested in assets that directly correlate to the return on the investment options selected by the participants in the deferred compensation plan. The loans to employees are generally forgivable based on continued employment.

Fixed Assets

Fixed assets are recorded at cost and consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the estimated useful lives of the assets. Fixed assets are presented net of accumulated depreciation and amortization of $1,514,504.

Income Taxes

The Parent filed an election, which was approved by the Internal Revenue Service, to be treated as an S corporation for income tax purposes effective January 1, 2007, at which time the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the shareholders of the Parent.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through December 22, 2009, which is the date the statement of financial condition was issued.

New Accounting Pronouncements

Financial Accounting Standards Board Accounting Standards Codification

On October 31, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 168, *The FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles*. The Accounting Standards Codification (ASC or Codification) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. GAAP is not intended to be changed as a result of this statement but will change the way the guidance is organized and presented. The Company has implemented the Codification in the accompanying statement of financial condition by providing references to the ASC topics.

Effective April 1, 2009, the Company adopted ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

ASC 740-10, *Accounting for Uncertainty in Income Taxes,* issued in July 2006, which clarifies the consideration, recognition, and measurement of tax positions. The Interpretation will be effective for the Company's fiscal year beginning November 1, 2009. The impact of applying ASC 740-10 has not yet been determined.

Fair Value Measurements

ASC 820-10, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds.

Level 2 valuations are based on quoted prices for instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government agency mortgage-backed securities and most state, municipal, and corporate obligations.

Level 3 valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include high yield corporate debt and securities with inactive markets.

2. Significant Accounting Policies (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

3. Employee Benefits

The Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees. The Company's matching contribution is comprised of both formula based and discretionary amounts.

Certain employees participate in a deferred compensation plan offered by the Company. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years.

4. Lease and Other Long-Term Obligations

The Company is obligated to pay rent for office space under noncancelable operating leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments for years ending October 31 are as follows:

	Minimum Annual Rental Payments
2010	$ 2,552,845
2011	2,217,800
2012	1,878,987
2013	1,620,007
2014	1,503,322
Thereafter	4,926,676
	$ 14,699,637

5. Commitments and Contingencies

The Company is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the statement of financial condition.

In the ordinary course of business, the Company is involved, from time to time, in investigations and reviews by government agencies and its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company. Also, the Company is one of over 30 securities dealers and other financial firms that have been named as defendants in lawsuits brought by certain municipal issuers for the benefit of a yet to be determined class of municipal issuers seeking indeterminate damages. The lawsuits allege improper pricing and bidding procedures in the municipal derivatives industry. As the plaintiffs have not been clients of the Company and no class has been certified at this early stage, the Company cannot determine the probability of a material adverse result or reasonably estimate a range of potential exposure.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies of the Company to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, is the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and ongoing monitoring of market exposure and counterparty risk.

6. Short-Term Borrowings

In the ordinary course of business, the Company borrows funds under uncommitted lines of credit. Short-term borrowings are secured by Company-owned securities and are payable on demand. Interest is charged at fluctuating rates tied to the daily federal funds rate. Under these lines of credit, the Company had no outstanding borrowings at October 31, 2009.

7. Subordinated Liabilities

The Company has subordinated liabilities of $3,956,668 at October 31, 2009 relating to the Company's deferred compensation plan. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under the Securities and Exchange Commission (the SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be paid out. Included in other assets is an amount of $111,254 that represents the decrease in fair value of the Company's obligation under the deferred compensation plan as of October 31, 2009.

8. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2009:

	Level 1	Level 2	Level 3	Total
Money market mutual fund	$ 10,900,000	$ –	$ –	$ 10,900,000
U.S. government agency mortgage-backed securities	–	2,896,478	–	2,896,478
State and municipal obligations	–	25,990,764	–	25,990,764
Corporate debt obligations	–	90,742	–	90,742
Total assets	$ 10,900,000	$ 28,977,984	$ –	$ 39,877,984

There were no purchases, sales, or transfers of assets or liabilities warranting a Level 3 categorization for the period ended October 31, 2009.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivable from and payable to broker-dealers, clearing organizations and customers, cash value of life insurance owned, bank loans, and subordinated liabilities approximate their carrying value.

9. Related-Party Transactions

The Company performs certain administrative services for affiliated entities for which it receives a monthly cost reimbursement. Additionally, the Company has a facilities and support services arrangement with Prairie Capital Management LLC (PCM), an equity method investment of the Parent, under which PCM provides the Company operational support services for a portion of the Company's customers.

Payables to affiliates of $2,892,670 is comprised of a dividend declared to the Parent.

10. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2009, the Company had net capital of $17,795,431, which was $17,545,431 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

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